                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A

                   General Form for Registration of Securities
              of Small Business Issuers Under Section 12 (b) or (g)
                     of the Securities Exchange Act of 1934

                       UNDERWATER MAINTENANCE CORPORATION
                 (Name of Small Business Issuer in its charter)

            FLORIDA                                     06-1655695
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or organization)

             270 NW 3rd Court                           33432-3720
           Boca Raton, Florida                          (Zip Code)
(Address of principal executive offices)

                       Issuer's Telephone: (561) 368-1427
                   ------------------------------------------
          Securities to be registered under Section 12 (b) of the Act:

Title of each class                     Name of each exchange on which each
to be so registered                     Class is to be registered
------------------------                -----------------------------------

                                    - NONE -

           Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK $.001 PAR VALUE
                                (Title of Class)

                                                  TABLE OF CONTENTS

PART I ........................................................................1

      ITEM 1.  DESCRIPTION OF BUSINESS ........................................1

      ITEM 2.  PLAN OF OPERATION ............................................. 4

      ITEM 3.  DESCRIPTION OF PROPERTY ....................................... 5

      ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
               OWNERS AND MANAGEMENT ..........................................5

      ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
               AND CONTROL PERSONS ............................................7

      ITEM 6.  EXECUTIVE COMPENSATION..........................................8

      ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED
               TRANSACTIONS  ..................................................9

      ITEM 8.  DESCRIPTION OF SECURITIES ......................................9

PART II  .....................................................................11

      ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED
               STOCKHOLDER MATTERS ...........................................11

      ITEM 2.  LEGAL PROCEEDINGS .............................................11

      ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH
               ACCOUNTANTS ON ACCOUNTING AND
               FINANCIAL DISCLOSURE.......................................... 11

      ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES....................... 12

      ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS..................... 14

PART F/S......................................................................15

      FINANCIAL STATEMENTS....................................................15

PART III .................................................................... 16

      ITEM 1.  INDEX TO EXHIBITS..............................................16

SIGNATURES....................................................................16

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

     (A) BUSINESS DEVELOPMENT

     The Company was originally formed under the name of BOZEMAN MEDIA GROUP, INC., as a Florida corporation filed with the Department of State on June 20, 2000.

     The Company was formed for the original purpose of providing advertising services. However, the Company never activated its business plan and remained inactive. On September 21, 2001, the Company was administratively dissolved for failure to file an annual report with the Florida Department of State.

     On July 15, 2002 an application for Corporation Reinstatement, together with payment of applicable fees, was filed with the Florida Department of State. The Company was reinstated as of July 15, 2002 and a certification was obtained from the said Department of State that the Company's most recent annual report/uniform business report was filed as of the reinstatement date and that its status is active through December 31, 2002.

     On July 25, 2002 Articles of Amendment were filed with the Florida Department of State, changing the name to: UNDERWATER MAINTENANCE CORPORATION and changing the authorized capital stock of the Company to Fifty Million (50,000,000) shares of common voting stock at a par value of $.001 per share.

     See Exhibit 3(i) commencing on Page E-1 for the Articles of Incorporation, the Reinstatement of BOZEMAN MEDIA GROUP, INC., the Articles of Amendment to the Articles of Incorporation of BOZEMAN MEDIA GROUP, INC. and the certification of status for UNDERWATER MAINTENANCE CORPORATION.

     The Bylaws of the Company are included as Exhibit 3(ii) commencing at Page E-10.

     (B) BUSINESS OF ISSUER

     (1) PRINCIPAL SERVICES AND MARKETS

     Underwater Maintenance Corporation is exclusively a service Company whose primary objective is the servicing of the bottom of pleasure boats moored in the waters of South Florida.

     The services offered by the Company include the following:

     o Cleaning of the bottom up to the waterline of the hull, which includes scraping of the hull, removing grass off the waterline, and sanding the propeller(s).

          The pricing for these services is $1.50 per foot up to 60 feet and $3.00 per foot thereafter, with a $50.00 minimum for any boat.

     o    Removing and replacing boat propellers.

          The charge for this service is $10.00 per inch.

     o Removing and replacing boat zincs from the hull, propeller shaft, rudder, and trim tabs, as applicable.

          The charge for this service is $5.00 per zinc.

     o    General boat inspections, as requested by the owner.

          The charge for this service is based upon negotiation, with a $50.00 minimum charge regardless of the size of the craft.

     o    Remove and replace rudders, propeller shafts, and transducers.

          The charge for this service is $70.00 per hour.

     o Although not a primary service, the Company does offer to remove channel or other underwater boat obstructions, including hauling the obstruction.

          The charge for this service is $70.00 per hour, plus out-of-pocket expenses incurred in obtaining special equipment if required.

     The geographic area to be covered by the Company is the South Florida counties of Palm Beach, Broward, Dade, and Monroe. This covers an area from Palm Beach south to Key West. The markets to be covered include owners of pleasure boats that maintain those boats in the water and because of the corrosive effects of saltwater, require hull and related servicing periodically to allow for continued effective operation of such boats. The number of such craft that are candidates for the services of the Company is in the thousands.

     (2) MARKETING AND COMPETITIVE BUSINESS CONDITIONS

The Company intends to market its services by a combination of the following methods:

     o    Advertising  in  newspapers,   the  yellow  pages,  and  by  circulars
          distributed in marinas.

     o    Direct solicitation with boat owners and/or captains.

     o    Solicitation to marina operators, boat dealers, and boat brokers.

     The boat cleaning industry does not have any known national or regional association. The Florida Business-to-Business Sales and Marketing Directory, 2001-2002 Edition, lists a total of 42 boat cleaning businesses on the Florida eastern seaboard from Palm Beach to Key West. Of these businesses, the Directory shows that 37 have from 1 through 4 employees, 3 have from 5 through 9 employees, and 2 of the businesses have 10 through 19 employees. There are no such businesses listed that have more than 19 employees.

     Despite the fact that the known competitors in the boat cleaning business are almost totally small business operations, there is no assurance that this Company can secure clients or develop a continuing revenue relationship with those clients that do accept its services. A large percentage of potential clients are transient and thus cannot be relied upon as sources of future revenues. Of the boat owners that do keep their boats in the Company's operating area, there is certainly no assurance that the Company will continue to derive revenue from such clients. The Company cannot presume that its cleaning services are superior to other such companies and it may find that its pricing policies are not competitive.

     An additional consideration facing the Company, at least at the outset of its operations, is the keyman status of its President, Brett DeWees. Initially, the Company will use (on a rental basis) the boat owned by Mr. DeWees (Seacat 21 foot twin outboard) when a boat is required in its servicing operations. Mr. DeWees has over 10 years experience in general marine operations. He is a certified diver and holds a U.S. Coast Guard Captain's license and various special marine fish licenses from the State of Florida. Because all initial servicing operations will be performed by him and because he will be in charge of all operations, if he should become unable to perform this would be highly adverse to the ability of the Company to maintain its business plan. It is the intention of the Company to hire additional personnel, but there is no assurance that qualified individuals may be available or agreeable to the Company's offer. Unless additional qualified personnel are hired in the future, the Company will be unable to grow as anticipated.

     (3) GOVERNMENTAL REGULATIONS, APPROVAL COMPLIANCE

     To the best knowledge of the Company there are no state or federal approvals necessary for the operation of this business. Further, the Company is not aware of any pending or probably state or federal regulations that will impact the Company's planned business operations.

     (4) EMPLOYEES

     Initially, the only employee of the Company will be its President who will not be a full time employee. Mr. DeWees plans to devote 4 to 5 hours of each business day to the affairs of the Company, amounting to 20 to 25 hours weekly.

     (C) REPORTS TO SECURITY HOLDERS

     ARTICLE VI, SECTION 2 of he Bylaws of Underwater Maintenance Corporation provides that, unless modified by resolution of the shareholders, within 120 days of the close of each fiscal year, the Company shall furnish its shareholders annual financial statements that include a balance sheet, an income statement, and a statement of cash flow for that year. Management intends such financial statements to be audited. It should be noted that the fiscal year of the Company ends December 31.

     Underwater Maintenance Corporation does not currently file reports with the Securities & Exchange Commission as it is not a reporting company. At the expiration of 60 days after the date of the filing of this Registration with the Securities and Exchange Commission, the Company will become a reporting company and will be required to file quarterly reports (Form 10-QSB) and an annual report (Form 10-KSB) with the Commission. The annual report includes an audited financial statement.

     Any materials that the Company will file with the Securities and Exchange Commission may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Further, you may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Company will be an electronic filer and the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. That site is http://www.sec.gov.

ITEM 2. PLAN OF OPERATION

     The Company's plan of operation for the next twelve months is as follows:

     (1) Commence an advertising program to promote the Company's services.

     (2) Hire an initial diver as a full-time employee.

     (3) Purchase the special equipment needed to provide the intended services.

     Upon such time as revenues are obtained that will fund the initial diver's salary for one year, the Company plans to hire a second diver on a full-time basis. The rate of growth of the Company will depend upon the revenues from its servicing operations and if such revenues are contractual in nature. The Company has an advantage in its operations in that its general overhead will remain at constant low levels, with the exception of hiring additional personnel and hiring new divers will depend upon the revenues already received. The President of the Company has agreed to defer initial salary until the Company is profitable.

         It should be pointed out that the Company has commenced business operations and has received its initial income from boat cleaning. This service work and other such work will be performed by the Company President until the initial full-time diver is hired.

     The costs of operation for the first twelve months are estimated as follows:

          ITEM                                                     COST
          ----                                                     ----

          Advertising                                              $20,000
          Special Equipment (Propeller Removal)                      5,000
          Diving Equipment and Boat Rental                           5,000
          Employee (Initial Diver)                                  25,000
          Administration                                             5,000
                                                                   -------
               TOTAL ESTIMATED FIRST YEAR COSTS                    $60,000


     To meet the projected cash requirements as stated above, the Company intends to obtain cash loans from one or more of its stockholders, several of whom have expressed a desire to provide operating loan funds to the Company. It is intended that these loans will bear interest at the rate of seven percent (7.0%) per annum, payable at the end of one year, with interest to accrue and be payable with the note principal at maturity. The notes will not be convertible to common stock of the Company. The loan agreements will be filed as exhibits to this filing when they become available.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company owns no real property, nor does it have any leasehold or option interests at this time.

     The Company executive offices are provided, without payment of rent at this time at 270 NW 3rd Court, Boca Raton, Florida. This address is the location of the offices of the General Counsel of the Company, Ledyard H. DeWees, P.A. who has agreed to provide office space and secretarial assistance without charge.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     A. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities.

                           NAME AND ADDRESS              AMOUNT AND NATURE       PERCENT
TITLE OF CLASS            OF BENEFICIAL OWNER           OF BENEFICIAL OWNER     OF CLASS
-------------------------------------------------------------------------------------------

Common                 Brett DeWees                          3,000,000            72.63%
                       737 SE 1st Way, Apt. 107
                       Deerfield Beach, FL 33441
-------------------------------------------------------------------------------------------

Common                 Kimberly DeWees                       250,000              6.05%
                       737 SE 1st Way, Apt. 100
                       Deerfield Beach, FL 33441
-------------------------------------------------------------------------------------------

Common                 Carolyn O'Brien                       250,000              6.05%
                       270 NW 3rd Court
                       Boca Raton, FL 33432
-------------------------------------------------------------------------------------------

Common                 Kim Phillips                          250,000              6.05%
                       19317 Skyridge Circle
                       Boca Raton, FL 33498
-------------------------------------------------------------------------------------------

Common                 Erin O'Brien                          250,000              6.05%
                       6845 NW 29th Avenue
                       Fort Lauderdale, FL 33309
-------------------------------------------------------------------------------------------

Notes to security ownership:

(1) All shares listed above are owned directly. There are no further stock rights of any type or kind.

(2) Kimberly DeWees is the adult daughter of Ledyard H. DeWees and Erin O'Brien is the adult daughter of Carolyn O'Brien. Brett DeWees is the adult son of Ledyard H. DeWees.

     (B) SECURITY OWNERSHIP OF MANAGEMENT

     The following information lists, as to each class, equity securities beneficially owned by all directors, and of the directors of the issuer, as a group.

                           Name and Address             Amount and Nature        Percent of
Title of Class             of Beneficial Owner         of Beneficial Owner       Class

Common                     Brett DeWees                     3,000,000            72.63%
                           737 SE 1st Way, Apt. 107
                           Deerfield Beach, FL 33441


Notes to security ownership of management:

(1) Brett DeWees is the sole director and the sole executive officer, as executive officers are defined in Item 402(a)(2) of Regulation S-B.

(2) There are no arrangements which may result in a change of control of the Company.

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS, PROMOTORS
          AND CONTROL PERSONS

     (A)  IDENTIFY DIRECTORS AND EXECUTIVE OFFICERS

NAME                                  AGE                     POSITION

Brett DeWees                          37                      President
                                                              Sole Director

     Brett DeWees was named as the Sole Director and President of the Company on July 1, 20O2

     Mr. DeWees purchased 3,000,000 shares of common voting of the Company in a private sale, at par value ($.001), for cash, on November 25, 2002. He would be considered as a promotor of the Company.

     For the past five years, Mr. DeWees has conducted various marine operations in the waters off South Florida. He is the captain of his own commercial boat, holds a U.S. Coast Guard Captain's License, and also holds a Saltwater Products License (SP-60840) issued by the State of Florida, Department of Environmental Protection., The license has an RS (Restricted Species) endorsement and a ML-862 (Marine Life) endorsement. Mr. DeWees is a certified diver. His business activities in the area of commercial fishing and exotic fish-collecting have been conducted in the form of a sole proprietorship.

     Brett DeWees is a Director in I & E TROPICALS, INC. A reporting company with the Securities & Exchange Commission.

     (b)  IDENTIFY SIGNIFICANT EMPLOYEES

     Ledyard H. DeWees, age 71, is the Secretary of the Company and the general counsel. He owns no stock in the Company and would not be classified as an employee. However, he is expected to make a significant contribution to the business in terms of handling secretarial functions and as a consultant.

     Mr. DeWees is an attorney and a member of the Florida Bar since 1959. For the past five years he has practiced law in the areas of corporate law and securities.

     Bonnie Irby, age 43, is the Vice President is an officer of the Company but is not an employee. She owns 5,000 shares of common stock of the company. For the past five years her primary business experience has been as a cosmetologist. She has also served as Secretary of I & E Tropicals, Inc., a reporting company. Her significant contribution to this Company is to handle administrative affairs and do internal bookkeeping.

     (c)  FAMILY RELATIONSHIPS

     Not applicable.

     (d)  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     Not applicable.

ITEM 6.   EXECUTIVE COMPENSATION

     a.   GENERAL

     Brett DeWees is the President and sole Director of the Company. He is the sole employee of the Company and its only executive officer. The Company also has two officers who are not employees of the Company.

     Neither the President of the Company nor the non-employee officers receive any form of compensation from the Company at this time, there is no benefit plan in existence, qualified or non-qualified, direct or indirect and the Company has no plans for executive compensation.

     b.   SUMMARY COMPENSATION TABLE

     Not applicable.

c.   OPTION / SAR GRANTS TABLE

     Not applicable.

     d.   AGGREGATED OPTION / SAR EXERCISES AND FISCAL YEAR-END
          OPTIONS / SAR VALUE TABLE

     Not applicable.

     e.   LONG-TERM INCENTIVE PLAN AWARDS TABLE

     Not applicable.

     f.   COMPENSATION OF DIRECTORS

     There are no arrangements whatsoever pertaining to compensation for the sole director

     g.   EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT
          AND CHANGE-IN-CONTROL ARRANGEMENTS.

     Not applicable.

     h.   REPORT ON REPRICING OF OPTIONS/SAR'S

     Not applicable.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     a.   TRANSACTIONS WITH PROMOTORS

     Brett DeWees is the only promotor of the Company. He has never received anything of value, tangible or intangible, directly or indirectly, from the Company.

     Brett DeWees is the owner of 3,000,000 shares of the common stock of the Company. He purchased these shares as founders stock under the authority of the Board of Directors on November 25, 2002 for a cash payment to the Company of $3,000.00.

ITEM 8.   DESCRIPTION OF SECURITIES

     a.   COMMON STOCK

     The Company is authorized to issue 50,000,000 (Fifty Million) shares of common stock, with a par value of $.001 per share. Each share of common stock has one vote.

     Florida Statute ss.607.0728 provides that shareholders do not have a right to cumulate their votes unless the articles of incorporation so provide. The Articles of this Company make no provision whatsoever for cumulative voting rights.

     There are no fixed rights to dividends on the common stock. Dividends may be paid in cash, stock, or otherwise as determined by the Board of Directors from funds lawfully available for such distributions.

     The Articles of Incorporation do not provide for any preemptive rights to stockholders. Consequently, under Florida law the stockholders do not have preemptive rights.

     b.   DEBT SECURITIES

     None.

     c.   OTHER SECURITIES TO BE REGISTERED

     None.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     A.   MARKET INFORMATION

     There is no public  trading  market for the Company's  stock and management
has  not  undertaken  any  discussions,   preliminary  or  otherwise,  with  any
prospective market maker regarding a public market for the stock.

     There are no warrants or options or convertible securities of the Company outstanding.

     Out of 4,130,000 total shares of voting common stock outstanding, there are 3,130,000 shares that are restricted. None of these shares are eligible for sale under Rule 144. There are 1,000,000 shares of common stock that are free trading. There are no agreements between the stockholders and the Company pertaining to the registration under the Securities Act of their shares.

     B.   HOLDERS

     There are 31 shareholders of record of the Company's common stock.

     C.   DIVIDENDS

     The Company has not paid any dividends to date and has no plans to do so in the foreseeable future.

     D.   SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY
          COMPENSATION PLANS.

     None.

ITEM 2.   LEGAL PROCEEDINGS

     There is no litigation of any type whatsoever pending or threatened by or against the Company, its officers and/or its director.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
          ACCOUNTING AND FINANCIAL DISCLOSURE

     The Company has not changed accountants during the previous two year period to the date of this registration statement and there are no disagreements with the findings of said accountants.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     On August 1, 2000, approximately forty days after the Company's date of incorporation, the Company issued founder's stock in the amount of 62,500 shares of voting common stock to each of four individuals: Carolyn O'Brien, Erin O'Brien, Kimberly DeWees and Kim Phillips. The stock was issued for services rendered and assigned a consideration of $.01 per share. These shares were subsequently split on the basis of four shares issued for each share owned as of the split date, resulting on each of the above-named individuals receiving 250,000 shares of the Company.

     In regard to the founders stock issued to the four individuals noted above, the Company is claiming that these shares were issued by the Company as private transactions and that it is our belief that the transactions are exempt from registration as being within Section 4(2) of the Securities Act of 1933, a amended, being transactions by an issuer not involving any public offering. One of the factors involved in determining whether a transaction is a public offering is the number of offerees and their relationship to the issuer (Release 33-285). In this case the offerees, as founders of the Company, have special knowledge of the issuer and the offering was limited to those founders. As to the number of units offered, no other units were offered at that time and no additional stock was authorized for issue. The size of the offering and the manner of the offering were a result of direct negotiation by the issuer. As stated by the Letter of General Counsel (17 CFR 231.285) the purpose of the
Section 4(2) exemption is largely limited to a few transactions with particular persons. Thus, transactions effected by direct negotiation are more likely to be non-public than those effected through the use of public distribution.

     The four offerees do not qualify as accredited investors. However, before the stock transfers were made the founders were completely informed by corporate counsel so that they had the requisite association with and knowledge of the issuer to qualify as sophisticated investors. As founders they had full disclosure of all information so that they were capable of evaluating the merits and risks of the issuance by the Company.

     On November 1, 2002, the Board of Directors authorized the private sale of 3,000,000 shares of common stock to Brett DeWees at par value ($.001) per share. Brett DeWees paid $3,000.00 cash for the purchase of these shares. The shares, as issued, are restricted shares.

     On November 1, 2002, the Board of Directors authorized the public sale of 200,000 shares of common stock at the price of $.01 per share. The offering was conducted under Rule 504 of Regulation D as promulgated by the Securities & Exchange Commission. All sales were conducted under a Subscription Agreement, a copy of which is included herein as Exhibit #4 at Page E-28.

     Pursuant to the requirements of this Regulation D offering, Form D was submitted to the Securities & Exchange Commission on December 2, 2002.

         All sales were conducted by officers of the Company and no commissions or discounts were paid or allowed.

         Sales under the Rule 504 offering were made to 26 individuals for a total of 130,000 shares. All sales were made for cash, with total payments to the Company of $1,300.00. All proceeds were paid directly to the Company without escrow. There were no charges against the sales. The names of the 26 purchasers, the shares purchased by each individual and the dates of purchase are as follows, each purchaser having paid $50.00 for the shares purchased by him or her.

STOCKHOLDER                       DATE OF PURCHASE             SHARES PURCHASED
-----------                       ----------------             ----------------

W.L. Canning                          11/11/02                      5,000
Arlyn DeWees                          11/11/02                      5,000
Nat Naccarato                         11/14/02                      5,000
Alene Naccarato                       11/14/02                      5,000
Bonnie Irby                           11/15/02                      5,000
Margaret Malloy                       11/15/02                      5,000
William Malloy                        11/15/02                      5,000
June Edwards                          11/19/02                      5,000
Robert Edwards                        11/19/02                      5,000
Gail Edwards Decker                   11/21/02                      5,000
Robert Decker                         11/21/02                      5,000
Raquel Lowman                         11/22/02                      5,000
Sean Lowman                           11/22/02                      5,000
Colleen Edwards                       12/12/02                      5,000
David Edwards                         12/12/02                      5,000
Greg Scrimpshire                      12/22/02                      5,000
Debra Scrimpshire                     12/22/02                      5,000
Clay Chick                            12/30/02                      5,000
William Chick                         12/30/02                      5,000
Theresa Chick                         12/30/02                      5,000
David L. McGuire                      01/05/03                      5,000
Charis A. McGuire                     01/05/03                      5,000
Katherine J. Delbosque                01/10/03                      5,000
A. Ray Stewart                        11/26/02                      5,000
Jean Alexander                        12/18/02                      5,000
Sean T. Deishley                      12/19/02                      5,000

     TOTAL SHARES                                                130,000

     The 504 offering as described above was terminated by the Board of Directors as of January 15, 2002.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     ARTICLE VII of the Bylaws of the Company, entitled "INDEMNIFICATION AND INSURANCE" provides as follows:

SECTION 1. INDEMNIFICATION UNDER BOA SECTION 607.0850

     The corporation shall have the power to indemnify any director, officer, employee, or agent of the corporation as provided in Section 607.0850 of the Business Corporation Act.

SECTION 2. ADDITIONAL INDEMNIFICATION

     The corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any Bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in the person's official capacity and as to action in another capacity while holding such office. However, such further indemnification or advancement of expenses shall not be made in those instances specified in Section 607.0850(7) (a-d) of the Business Corporation Act."

     Florida Statute ss.607.0850 provides for the indemnification of a director and/or officer who is a party to any legal proceeding against them "... if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

     Florida Statute ss.607.0850(7) also provides that there shall be no indemnification to or on behalf of any director or officer if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute (a) a violation of criminal law unless the officer or director had reasonable cause to believe his or her conduct was unlawful; (b) a transaction whereby the director or officer derived an improper personal benefit; (c) in the case of a director, a violation of his or her fiduciary duties; or (d) willful misconduct.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or controlling persons pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities & Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

                                    PART F/S

FINANCIAL STATEMENTS

     Attached audited financial statements for UNDERWATER MAINTENANCE CORPORATION (F/K/A BOZEMAN MEDIA GROUP, INC.) for the fiscal year ending December 31, 2002, and from the period of inception are submitted in compliance with Item 310 of Regulation S/B.

                       UNDERWATER MAINTENANCE CORPORATION
                        (F/K/A BOZEMAN MEDIA GROUP, INC.)

                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2002

                       UNDERWATER MAINTENANCE CORPORATION
                        (F/K/A BOZEMAN MEDIA GROUP, INC.)
                          (A Development Stage Company)

                                    CONTENTS
                                    --------

                                                                      PAGE

Independent Auditor's Report                                           F-1

Financial Statements:

 Balance Sheet                                                         F-2

 Statements of Operations                                              F-3

 Statement of Changes in Stockholders'
 Equity                                                                F-4

 Statements of Cash Flows                                            F-5 to F-6

 Notes to Financial Statements                                       F-7 to F-10

                          INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Underwater Maintenance Corporation

We have audited the accompanying balance sheet of Underwater Maintenance Corporation (F/K/A Bozeman Media Group, Inc.) (a development stage company), as of December 31, 2002 and the related statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 2002 and 2001 and for the period from June 20, 2000 (inception) through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Underwater Maintenance Corporation (F/K/A Bozeman Media Group, Inc.) (a development stage company) as of December 31, 2002, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 and for the period from June 20, 2000 (inception) through December 31, 2002 in conformity with accounting principles generally accepted in the United States.

January 20, 2003                                   /s/ Earl M. Cohen, CPA PA
Boca Raton, Florida

                       UNDERWATER MAINTENANCE CORPORATION
                        (F/K/A BOZEMAN MEDIA GROUP, INC.)
                          (A Development Stage Company)
                                  BALANCE SHEET
                                DECEMBER 31, 2002

                                     ASSETS
                                     ------

CURRENT ASSETS
 Cash                                                                  $4,291
                                                                       ======

                         STOCKHOLDERS' EQUITY (DEFICIT)

STOCKHOLDERS' EQUITY (DEFICIT)
 Common stock, $.001 par value, 50,000,000
  shares authorized, 4,115,000 shares issued
  and outstanding                                                       4,115
 Additional paid-in capital                                             3,496
 Deficit accumulated during the development
  stage                                                                (3,320)
                                                                       ------

     TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                              $4,291
                                                                       ======

                Read accompanying Notes to Financial Statements.

                       UNDERWATER MAINTENANCE CORPORATION
                        (F/K/A BOZEMAN MEDIA GROUP, INC.)
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS

                                                                              June 20,
                                                                                2000
                                         Year Ended       Year Ended         (Inception)
                                         December 31,    December 31,       to December 31,
                                             2002            2001               2002
                                             ----            ----               ----
REVENUES                                   $   236         $   -              $   236

EXPENSES
 General and administrative                  1,056             -                3,556
                                           -------         -------            -------

NET (LOSS)                                 $  (820)        $   -              $(3,320)
                                           =======         =======            =======

(LOSS) PER SHARE                           $   -           $   -

WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING                             1,111,370       1,000,000
                                         =========       =========

                Read accompanying Notes to Financial Statements.

                       UNDERWATER MAINTENANCE CORPORATION
                        (F/K/A BOZEMAN MEDIA GROUP, INC.)
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
         PERIOD FROM JUNE 20, 2000 (INCEPTION) THROUGH DECEMBER 31, 2002

                                                                                           Deficit
                                                                                         Accumulated
                                                Common Stock              Additional      During the
                                          Number of          Par           Paid-In       Development
                                            Shares          Value          Capital          Stage           Total
                                            ------          -----          -------          -----           -----
August 1, 2000 - Common shares
issued to founders for services
rendered (after retroactive
adjustment to reflect 4 to 1
stock split)                              1,000,000       $   1,000       $   1,500       $    --          $   2,500

Net (loss)                                     --              --              --            (2,500)          (2,500)
                                          ---------       ---------       ---------       ---------        ---------

Balance - December 31, 2000               1,000,000           1,000           1,500          (2,500)            --
                                          ---------       ---------       ---------       ---------        ---------

Net (loss)                                     --              --              --              --               --

Balance - December 31, 2001               1,000,000           1,000           1,500          (2,500)            --

General and administrative expenses
 paid by director recorded as
 additional paid-in capital                    --              --               961            --                961
November 2002 - Common shares
 issued to founder for cash               3,000,000           3,000            --              --              3,000
November 2002 - Common shares
 issued for cash                             55,000              55             495            --                550
December 2002 - Common shares
 issued for cash                             60,000              60             540            --                600

Net (loss)                                     --              --              --              (820)            (820)
                                          ---------       ---------       ---------       ---------        ---------

Balance - December 31, 2002               4,115,000       $   4,115       $   3,496       $  (3,320)       $   4,291
                                          =========       =========       =========       =========        =========

                Read accompanying Notes to Financial Statements.

                       UNDERWATER MAINTENANCE CORPORATION
                        (F/K/A BOZEMAN MEDIA GROUP, INC.)
                          (A Development Stage Company)
                             STATEMENTS OF CASH FLOW

                                                                                      June 20,
                                                                                        2000
                                                  Year Ended       Year Ended        (Inception)
                                                  December 31,    December 31,     to December 31,
                                                     2002            2001               2002
                                                     ----            ----               ----

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net (loss)                                        $  (820)          $--               $(3,320)
 Adjustments to reconcile net loss to
  cash used in operating activities:
    Common shares issued for services
     rendered                                         --              --                 2,500
                                                   -------           ----              -------

NET CASH USED IN OPERATING ACTIVITIES                 (820)           --                  (820)
                                                   -------           ----              -------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Issuance of common stock                            4,150            --                 4,150
 Increase in additional paid-in capital                961            --                   961
                                                   -------           ----              -------

NET CASH PROVIDED BY FINANCING ACTIVITIES            5,111            --                 5,111
                                                   -------           ----              -------

NET INCREASE IN CASH                                 4,291            --                 4,291

CASH - BEGINNING                                      --              --                  --

CASH - ENDING                                      $ 4,291           $--               $ 4,291
                                                   =======           ====              =======

                Read accompanying Notes to Financial Statements.

                       UNDERWATER MAINTENANCE CORPORATION
                        (F/K/A BOZEMAN MEDIA GROUP, INC.)
                          (A Development Stage Company)
                             STATEMENTS OF CASH FLOW

                                                                                        June 20,
                                                                                          2000
                                                      Year Ended      Year Ended      (Inception)
                                                     December 31,    December 31,    to December 31,
                                                        2002            2001              2002
                                                        ----            ----              ----
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING
 AND FINANCING ACTIVITIES:
 Common shares issued for services
 rendered                                                $--             $--             $2,500
                                                         ===             ===             ======

                Read accompanying Notes to Financial Statements.

                       UNDERWATER MAINTENANCE CORPORATION
                        (F/K/A BOZEMAN MEDIA GROUP, INC.)
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002

NOTE 1. ORGANIZATION

        Underwater Maintenance Corporation (formerly known as Bozeman Media Group, Inc. ) was incorporated on June 20, 2000 under the laws of the State of Florida originally to provide advertising services. Effective July 22, 2002, the Articles of Incorporation were amended to change the name to Underwater Maintenance Corporation. In addition, the company changed its business plan to the cleaning and servicing of the bottom of small watercraft moored in the waters of South Florida. The company's headquarters is in Boca Raton, Florida.

        The Company has little revenues to date. Since its inception, the Company has been dependent upon the receipt of capital investment or other financing to fund its continuing activities. In addition to the normal risks associated with a new business venture, there can be no assurance that the Company's product development will be successfully completed or that it will be a commercial success. Further, the Company is dependent upon certain related parties to provide continued funding and capital resources.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Income Taxes

        Deferred income taxes are provided for differences between the basis of assets and liabilities for financial and income tax reporting. A valuation allowance is provided against deferred income tax assets in circumstances where management believes recoverability of a portion of the assets is not reasonably assured.

        (Loss) Per Share

        (Loss) per share is computed by dividing net (loss) for the year by the weighted average number of shares outstanding.

                       UNDERWATER MAINTENANCE CORPORATION
                        (F/K/A BOZEMAN MEDIA GROUP, INC.)
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

        Statement of Cash Flows

        For purposes of this statement the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

        Use of Estimates

        Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE 3. INCOME TAXES

        As of December 31, 2002 and 2001, no deferred income taxes have been recorded due to the Company having no history of profitable operations. Significant components of the Company's net deferred income tax asset are as follows:

                                                 2002               2001
                                                 ----               ----
          Start-up expenditures                 $ 460              $ 460
          Net operating loss
           carryforward                           160               --
                                                -----              -----

          Total                                   620                460

          Less: Valuation allowance              (620)              (460)
                                                -----              -----

          Net deferred income tax
           asset                                $ --               $ --
                                                =====              =====

                       UNDERWATER MAINTENANCE CORPORATION
                        (F/K/A BOZEMAN MEDIA GROUP, INC.)
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002

NOTE 3. INCOME TAXES (CONTINUED)

        During the year ended December 31, 2002, the valuation allowance increased by $160.

        The reconciliation of income tax (benefit) computed at the federal statutory rate to income tax expense (benefit) is as follows:

                                                     2002                2001
                                                     ----                ----

          Tax (benefit) at federal
            statutory rate                          (15.00)%            (15.00)%
          State tax (benefit), net of
           federal benefit                           (3.63)              (3.63)
          Valuation allowance                        18.63               18.63
                                                     -----               -----

          Tax provision (benefit)                    00.00%              00.00%
                                                     =====               =====

        The Company has a net operating loss carryforward for federal and state purposes of approximately $820 available to offset future taxable income. The net operating loss carryforward, if not used, will expire December 31, 2022.

NOTE 4. CAPITAL STOCK

        The Company had originally authorized 250,000 common shares and 5,000 preferred shares with a par value of $.001 and $.01 per share, respectively. Effective July 22, 2002, the Articles of Incorporation were amended to increase the number of authorized common shares to 50,000,000 and to eliminate the preferred shares. In addition, on July 30, 2002, the Board of Directors approved a 4 to 1 stock split. As a result of the stock split, the original 250,000 common shares issued and outstanding have been retroactively adjusted to 1,000,000 common shares.

                       UNDERWATER MAINTENANCE CORPORATION
                        (F/K/A BOZEMAN MEDIA GROUP, INC.)
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002

NOTE 4. CAPITAL STOCK (CONTINUED)

        On November 1, 2002, the Company offered 200,000 common shares for sale at $.01 per share under Rule 504 of Regulation D of the Securities Act of 1933. As of December 31, 2002, 115,000 common shares were sold for cash totaling $1,150. Subsequent to December 31, 2002, an additional 15,000 common shares were sold for cash totaling $150. On January 15, 2003, the offering was terminated.

        As of December 31, 2002, 4,115,000 common shares were issued and outstanding, of which 3,000,000 common shares were issued to an officer and promoter of the Company.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

     EXHIBIT NUMBER          PAGE NUMBER             DESCRIPTION
     --------------          -----------             -----------

        3(i)(a)
                                 E-1            Articles of Incorporation of
                                                BOZEMAN MEDIA GROUP, INC.

        3(i)(b)
                                 E-6            Certification of Reinstate-ment

        3(i)(c)
                                 E-7 Articles of Amendment changing name to UNDERWATER MAINTENANCE CORPORATION

        3(i)(d)
                                 E-9            Certification of status of
                                                UNDERWATER MAINTENANCE
                                                CORPORATION

        3(ii)
                                 E-10           Bylaws of UNDERWATER
                                                MAINTENANCE CORPORATION

        4                        E-28           Subscription Agreement


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          UNDERWATER MAINTENANCE CORPORATION,

DATE:   March 26, 2003                    By: /s/ Brett DeWees
                                             -----------------------------------
                                          Brett DeWees